


SECU 02006607 SSION
Washington, D.C. 20549

CM

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SEC FILE NUMBER
~~8-39680~~ 8-47790

RECEIVED FEB 27 2002

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2001** (MM/DD/YY) AND ENDING **December 31, 2001** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

CAL FP (US), INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

610 Fifth Avenue
(No. and Street)

New York	**New York**	**10020**
(City)	(State)	(Zip Code)

PROCESSED
MAR 26 2002
P THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Xavier Daudin **(212) 506-6040**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur Andersen LLP
(Name - if individual, state last, first, middle name)

1345 Avenue of the Americas	**New York**	**New York**	**10105**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

3/27/02 JC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

CAL FP (US), Inc.

CONTENTS OF REPORT

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Shareholder's Equity.
- ☐ (f) Statement of Changes in Subordinated Liabilities.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ■ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Exemptive Provisions under Rule 15c3-3.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a5(e)(3).

610 FIFTH AVENUE · SUITE 616 · NEW YORK, NY 10020 · TEL: 212 506 6040 · FAX: 212 262 4916


ANDERSEN

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholder of
CAL FP (US), Inc.:

We have audited the accompanying statement of financial condition of CAL FP (US), Inc. (a Delaware corporation and a wholly owned subsidiary of Credit Agricole Lazard-Financial Products Bank) as of December 31, 2001 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of CAL FP (US), Inc. as of December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Arthur Andersen LLP

New York, New York
January 28, 2002

CAL FP (US), INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

CASH AND CASH EQUIVALENTS	$ 1,554,176
NOTE RECEIVABLE	710,000
PROPERTY AND EQUIPMENT, net of accumulated depreciation and amortization of $1,703,041	319,912
OTHER ASSETS	208,065
Total assets	$ 2,792,153

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:	
Due to shareholder	$ 30,908
Accounts payable and accrued expenses	399,445
Total liabilities	430,353
SHAREHOLDER'S EQUITY:	
Common stock, no par value, 1,000 shares authorized, 100 issued and outstanding	130,000
Additional paid-in capital	670,000
Retained earnings	1,561,800
Total shareholder's equity	2,361,800
Total liabilities and shareholder's equity	$ 2,792,153

The accompanying notes are an integral part of this statement.

CAL FP (US), INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

1. ORGANIZATION AND BUSINESS

CAL FP (US), Inc., (the "Company") is a wholly owned subsidiary of Credit Agricole Lazard-Financial Products Bank, a foreign corporation (the "Parent"). The Company was organized in Delaware on July 22, 1994. The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 and became a member of the National Association of Securities Dealers, Inc. (the "NASD") on July 18, 1995. The Company's business activities include acting as an agent in brokering over-the-counter option and swap transactions and combinations thereof for certain of its affiliated entities. The Company is exempt from the provisions of Rule 15c3-3 pursuant to paragraph (k)(2)(i), as it maintains a special account for the exclusive benefit of customers.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Property and Equipment

Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized on the straight-line method over the lesser of the lease term or the estimated economic life of the improvement.

Income Taxes

Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," requires the determination of deferred income taxes using the liability method, under which deferred tax assets and liabilities are determined based on the differences between the financial accounting and tax bases of assets and liabilities. Deferred tax assets or liabilities at the end of each period are determined using the currently enacted regular tax rate expected to apply to taxable income for the period in which the deferred tax asset or liability is expected to be settled or realized.

3. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. At December 31, 2001, the

Company had net capital of $1,123,823, which exceeded the minimum requirement of $100,000 by $1,023,823.

The Company's ratio of aggregate indebtedness to net capital was .38 to 1 at December 31, 2001.

4. RELATED PARTY TRANSACTIONS

During 2001, the Company received agency fees and deal income from the Parent of $4,309,358. The Company receives certain administrative services from the Parent for which it pays no fee.

Receivable from Parent includes advances from and to the Parent which are noninterest bearing and are due on demand.

During 2000, the Company made a loan to an employee in the amount of $710,000. The loan is secured by a first mortgage on certain condominium units, payable on May 26, 2001, and bears interest at the rate of 7.45% per annum, payable monthly. In September 2001, the loan was extended to November 26, 2001. As of December 31, 2001, this individual was no longer an employee of the Company, and only interest of $52,895 has been paid. Any losses associated with this loan will be reimbursed by the Parent.

5. EMPLOYEE BENEFIT PLAN

The Company has a contributory employee benefit plan (the "Plan") covering all of its employees with the exception of executives. Employees can make contributions to the Plan not exceeding 15% of compensation (as defined), subject to certain limitations. The Company may make discretionary contributions to the Plan.

6. COMMITMENTS AND CONTINGENCIES

As of December 31, 2001, future minimum rental payments required under a noncancelable operating lease extending through September 30, 2004 for the Company's office facilities are as follows:

Year ending December 31:	
2002	$ 172,550
2003	172,550
2004	129,774

7. FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of financial instruments approximates carrying value due to the short-term maturity of the instruments and market rates of interest for interest-bearing instruments.


ANDERSEN

To the Shareholder of
CAL FP (US), Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of CAL FP (US), Inc. (the "Company"), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons;

2. Recordation of differences required by rule 17a-13; and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that

would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the shareholder, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Arthur Andersen LLP

New York, New York
January 28, 2002